UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Antero Midstream GP LP

(Name of Issuer)

Common Shares Representing Limited Partner Interests

(Title of Class of Securities)

03675Y 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03675Y 103

1.	Name of Reporting Person Glen C. Warren, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,931,079(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,931,079(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,931,079(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%(1)(2)

14.	Type of Reporting Person IN

(1)                                 Includes 3,891,000 Common Shares held by Canton Investment Holdings LLC (“Canton”).  Mr. Warren is the sole member of Canton.  Mr. Warren disclaims beneficial ownership of all Common Shares held by Canton except to the extent of his pecuniary interest therein.

(2)                                 Calculations are based upon 186,209,369 Common Shares outstanding as of  October 8, 2018.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on May 12, 2017 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common shares (“Common Shares”) representing limited partner interests in Antero Midstream GP LP (the “Issuer” or “AMGP”), a Delaware limited partnership. The Original Schedule 13D is hereby amended and supplemented by Glen C. Warren, Jr. (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.                                 Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The response in Item 3 is incorporated herein by reference.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)

Simplification Agreement

On October 9, 2018, the Issuer, and Antero Midstream Partners LP, a Delaware limited partnership (“Antero Midstream”), announced that they had entered into a Simplification Agreement (the “Simplification Agreement”), dated as of October 9, 2018, by and among AMGP GP LLC, a Delaware limited liability company and the general partner of the Issuer (“AMGP GP”), the Issuer, Antero IDR Holdings LLC, a Delaware limited liability company and subsidiary of the Issuer (“IDR Holdings”), Arkrose Midstream Preferred Co LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Preferred Co”), Arkrose Midstream Newco Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“NewCo”), Arkrose Midstream Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub”), Antero Midstream Partners GP LLC (“AMP GP”), a Delaware limited liability company and the general partner of the Issuer, and Antero Midstream (collectively, the “Parties”).

Pursuant to the Simplification Agreement, the Parties will, on the terms and subject to the satisfaction of certain conditions contained therein, consummate a series of transactions pursuant to which: (1) AMP GP will execute and deliver an amendment (the “Antero Midstream Partnership Agreement Amendment”) to the Agreement of Limited Partnership of Antero Midstream, dated as of November 10, 2014, as amended by Amendment No. 1, dated as of February 23, 2016, and Amendment No. 2, dated as of December 20, 2017 (the “Antero Midstream Partnership Agreement”), pursuant to which, among other things, (i) the “General Partner” as defined in the Antero Midstream Partnership Agreement shall be permitted to have certain indebtedness, which is intended to permit the GP Merger (as defined below), and (ii) the provisions of the Antero Midstream Partnership Agreement relating to the allocation of gross income relating to distributions paid pursuant to the Simplification Agreement will be modified; (2) at the election of AMP GP, AMP GP will merge with and into the Issuer with the Issuer surviving such merger as the general partner of Antero Midstream (the “GP Merger”); (3) the Issuer will be converted from a limited partnership to a corporation under the laws of the State of Delaware, to be named Antero Midstream Corporation (hereinafter referred to as “New AM”) pursuant to and in accordance with the plan of conversion set forth in the Simplification Agreement (the “Plan of Conversion,” and such conversion, the “Conversion”), each shareholder of the Issuer will receive an equivalent number of shares of New AM Common Stock (as defined below) and a certificate of incorporation of New AM will be adopted and filed with the Delaware Secretary of State and bylaws of New AM will be adopted substantially in the forms attached as exhibits to the Simplification Agreement (the “New AM Organizational Documents”); (4) (i) New AM will (A) contribute up to $120.00 (and in no event less than $100.00) of cash to Preferred Co and (B) issue up to 12,000 shares (and in no event less than 10,000 shares) of Series A Non-Voting Perpetual Preferred Stock, par value $0.01, of New AM (the “New AM Preferred Stock”), to Preferred Co for consideration of $0.01 per share, the terms of which shall be set forth in the Certificate of Designations substantially in the form attached as an exhibit to the Simplification Agreement (the “Certificate of Designations”), and (ii) Preferred Co will transfer such New AM Preferred Stock to The Antero Foundation, a charitable organization, for no consideration (the “Preferred Stock Issuance”); (5) New AM  will contribute and assign to NewCo such number of shares of common stock of New AM, par value $0.01 (the “New AM Common Stock”), that is necessary for purposes of effecting the exchange of Series B Units (as defined below) described below (the “Series B Exchange”), together with an additional number of shares of New AM Common Stock necessary to pay the stock portion of the merger consideration as further described below; and (6)  Merger Sub will be merged with and into Antero Midstream, with Antero Midstream surviving such merger as a wholly owned subsidiary of NewCo (the “Merger”).

Also on October 9, 2018, pursuant to the Simplification Agreement, the Issuer, in its capacity as the managing member of IDR Holdings, and certain members of management holding a majority of the Series B Units representing limited liability company interests of IDR Holdings (the “Series B Units” and the holders of such Series B Units, the “Series B Holders”), entered into Amendment No. 2 (the “IDR Holdings LLCA Amendment”) to the Limited Liability Company Agreement of IDR Holdings, dated as of December 31, 2016, as amended on May 9, 2018, and as may be further amended. In connection with the Transactions, all of the issued and outstanding Series B Units will be exchanged for an aggregate 17.35 million shares of New AM Common Stock. New AM will enter into a registration rights agreement substantially in the form attached as an exhibit to the IDR Holdings LLCA Amendment (the “Registration Rights Agreement”) with Antero Resources, a Delaware corporation (“Antero Resources”), certain members of management, certain funds affiliated with Warburg Pincus LLC and Yorktown Partners LLC and the Series B Holders (collectively, the “Holders”), to register the resale of the New AM Common Stock issued to the Holders in the Conversion, the Merger and the Series B Exchange, as applicable, under certain circumstances. The transactions contemplated by the Simplification Agreement are collectively referred to herein as the “Transactions.”

The foregoing description of the Simplification Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Simplification Agreement, a copy of which is filed as Exhibit C hereto and is incorporated by reference in its entirety to this Item 4.

Voting Agreement

On October 9, 2018, concurrently with the execution of the Simplification Agreement, Antero Midstream, and the shareholders of AMGP named in Schedule I thereto (the “Voting Agreement Shareholders”) entered into a Voting Agreement (the “AMLP Voting Agreement”), pursuant to which, subject to the terms and conditions therein, the Voting Agreement Shareholders have agreed to vote (or cause to be voted) all of the AMGP Common Shares beneficially owned by them (the “Covered Shares”) approving the AMGP Shareholder Proposals, and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Simplification Agreement. In addition, the Voting Agreement Shareholders have agreed to vote against the approval or adoption of any action, agreement, transaction or proposal that is intended to or would reasonably be expected to (1) result in a breach of any obligation of AMGP contained in the Simplification Agreement or (2) to impede, delay, postpone, discourage, frustrate the purposes of or adversely affect any of the Transactions or any action contemplated by the Simplification Agreement. If, without the prior consent of the Voting Agreement Shareholders, any provisions of the Simplification Agreement described in the next sentence are amended or waived, the obligations of the Voting Agreement Shareholders under the AMLP Voting Agreement shall terminate and the Voting Agreement Shareholders will be deemed to vote against all proposals at the AMLP Unitholder Meeting (as defined in the AMLP Voting Agreement). This termination provision applies only to any such Simplification Agreement amendment or waiver that (i) extends the Termination Date, (ii) adversely impacts the merger consideration to be received by the Voting Agreement Shareholders or the number or value of the AMGP Common Shares held by the Voting Agreement Shareholders upon consummation of the Transactions, or (iii) otherwise has a material adverse effect on the interests of the Voting Agreement Shareholders in the Transactions. As of October 8, 2018, the Reporting Person owned 14,931,079 AMGP Common Shares, representing approximately 8.0% of the total AMGP Common Shares issued and outstanding. The approval of the Simplification Agreement requires the affirmative vote or consent of holders of a majority of the outstanding AMGP Common Shares and the affirmative vote or consent of unaffiliated holders of AMGP Common Shares that hold a majority of the outstanding AMGP Common Shares.

The foregoing description of the AMLP Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual AMLP Voting Agreement, a copy of which is filed as Exhibit D hereto and is incorporated by reference in its entirety to this Item 4.

IDR Holdings LLCA Amendment

In connection with the entry into the Simplification Agreement, the Issuer, in its capacity as the managing member of IDR Holdings, and members holding a majority of Series B Units of IDR Holdings, including the Reporting Person, entered into the IDR Holdings LLCA Amendment to provide for the Series B Exchange described above. Pursuant to the IDR Holdings LLCA Amendment, upon the consummation of the Merger, New AM, in its capacity as managing member of IDR Holdings, will cause each outstanding Series B Unit to be exchanged for 176.0041 shares of New AM Common Stock through its wholly owned subsidiary, NewCo. Pursuant to the IDR LLC Agreement Amendment, the shares of New AM Common Stock issued in exchange for outstanding Series B Units will be subject to the same vesting conditions to which the Series B Units are currently subject, with one-third currently vested, one-third vesting at December 31, 2018 and one-third vesting at December 31, 2019. Consistent with the existing terms of the Series B Units, declared and unpaid distributions on unvested Series B Units will not be paid until the applicable vesting date, and declared dividends with respect to unvested shares of New AM Common Stock will be deposited into an escrow account and not paid until the applicable vesting date. With respect to the shares of New AM Common Stock that will be scheduled to vest on December 31, 2019, the holders of Series B Units have agreed to forego any dividends from New AM that are paid with respect to such shares during the twelve months ended December 31, 2019.

The foregoing description of the IDR Holdings LLCA Agreement Amendment and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual IDR Holdings LLCA Agreement Amendment, a copy of which is filed as Exhibit E hereto and is incorporated by reference in its entirety to this Item 4.

(b) The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).

(c) The information set forth in Item 4(a) is incorporated by reference into this Item 4(c).

(d) The information set forth in Item 4(a) is incorporated by reference into this Item 4(d).

(e) The information set forth in Item 4(a) is incorporated by reference into this Item 4(e).

(f) The information set forth in Item 4(a) is incorporated by reference into this Item 4(f).

(g) The information set forth in Item 4(a) is incorporated by reference into this Item 4(g).

(h) The information set forth in Item 4(a) is incorporated by reference into this Item 4(h).

(i) The information set forth in Item 4(a) is incorporated by reference into this Item 4(i).

(j)            Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

(a) — (b) The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person (on the basis of a total of 186,209,369 shares issued and outstanding as of October 8, 2018) are as follows:

Amount beneficially owned:	14,931,079
Percentage:	8.0%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	14,931,079
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	14,931,079
iv. Shared power to dispose or to direct the disposition of:	0

The number of Common Shares to which the Reporting Person has sole voting and dispositive power includes 3,891,000 Common Shares held by Canton.  The Reporting Person is the sole member of Canton.  The Reporting Person disclaims beneficial ownership of all Common Shares held by Canton except to the extent of his pecuniary interest therein.

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d)         The Reporting Person has the right to receive the proceeds from the sale of the Common Shares reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Common Shares beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 7.                                 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplemented as follows:

Exhibit C                     Simplification Agreement, dated as of October 9, 2018, by and among AMGP GP LLC, Antero Midstream GP LP, Antero IDR Holdings LLC, Arkrose Midstream Preferred Co LLC, Arkrose Midstream NewCo Inc., Arkrose Midstream Merger Sub LLC, Antero Midstream Partners GP LLC and Antero Midstream Partners LP (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K (Commission File No. 001-38075) filed on October 10, 2018).

Exhibit D                     Voting Agreement, dated as of October 9, 2018, by and between Antero Midstream GP LP and the shareholders named on Schedule I thereto stockholders  (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-38075) filed on October 10, 2018).

Exhibit E                      Amendment No. 2 to Limited Liability Company Agreement of Antero IDR Holdings LLC, dated as of October 9, 2018 (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K (Commission File No. 001-38075) filed on October 10, 2018).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     October 11, 2018

Glen C. Warren, Jr.

/s/Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Attorney in Fact*

*                 The Power of Attorney given by Mr. Warren was previously filed with the U.S. Securities and Exchange Commission on May 3, 2017 as an exhibit to the Form 3 filed by Mr. Warren with respect to the Issuer and is hereby incorporated by reference.